Exhibit 99.1

APPENDIX “C”

TO THE NOVAGOLD RESOURCES INC. MANAGEMENT INFORMATION CIRCULAR PERTAINING TO THE ANNUAL AND SPECIAL MEETING TO BE HELD ON MAY 29, 2013

FORM OF BCBCA ARTICLES

(revised May 10, 2013)

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

NOVAGOLD RESOURCES INC.

		Page

PART 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1

PART 2 SHARES AND SHARE CERTIFICATES		1
2.1	Authorized Share Structure	1
2.2	Form of Share Certificate	2
2.3	Shareholder Entitled to Certificate or Acknowledgement	2
2.4	Delivery by Mail	2
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement	2
2.7	Splitting Share Certificates	2
2.8	Certificate Fee	3
2.9	Recognition of Trusts	3

PART 3 ISSUE OF SHARES		3
3.1	Directors Authorized	3
3.2	Commissions and Discounts	3
3.3	Brokerage	3
3.4	Conditions of Issue	3
3.5	Share Purchase Warrants and Rights	4

PART 4 SHARE REGISTERS		4
4.1	Central Securities Register	4
4.2	Closing Register	4

PART 5 SHARE TRANSFERS		4
5.1	Registering Transfers	4
5.2	Form of Instrument of Transfer	4
5.3	Transferor Remains Shareholder	5
5.4	Signing of Instrument of Transfer	5
5.5	Enquiry as to Title Not Required	5
5.6	Transfer Fee	5

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PART 6 TRANSMISSION OF SHARES		5
6.1	Legal Personal Representative Recognized on Death	5
6.2	Rights of Legal Personal Representative	5

PART 7 PURCHASE OF SHARES		6
7.1	Company Authorized to Purchase Shares	6
7.2	Purchase When Insolvent	6
7.3	Sale and Voting of Purchased Shares	6

PART 8 BORROWING POWERS		6
8.1	Borrowing Powers	6

PART 9 ALTERATIONS		7
9.1	Alteration of Authorized Share Structure	7
9.2	Special Rights and Restrictions	7
9.3	Change of Name	7
9.4	Other Alterations	7

PART 10 MEETINGS OF SHAREHOLDERS		8
10.1	Annual General Meetings	8
10.2	Resolution Instead of Annual General Meeting	8
10.3	Calling of Meetings of Shareholders	8
10.4	Notice for Meetings of Shareholders	8
10.5	Record Date for Notice	8
10.6	Record Date for Voting	9
10.7	Failure to Give Notice and Waiver of Notice	9
10.8	Notice of Special Business at Meetings of Shareholders	9
10.9	Advance Notice of Meetings of Shareholders	9

PART 11 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		13
11.1	Special Business	13
11.2	Special Majority	14
11.3	Quorum	14
11.4	One Shareholder May Constitute Quorum	14
11.5	Other Persons May Attend	14
11.6	Requirement of Quorum	14
11.7	Lack of Quorum	15
11.8	Lack of Quorum at Succeeding Meeting	15
11.9	Chair	15
11.10	Selection of Alternate Chair	15
11.11	Adjournments	15
11.12	Notice of Adjourned Meeting	15
11.13	Decision by Show of Hands or Poll	15
11.14	Declaration of Result	16
11.15	Motion Need Not be Seconded	16
11.16	Casting Vote	16
11.17	Manner of Taking Poll	16
11.18	Demand for Poll on Adjournment	16

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11.19	Chair Must Resolve Dispute	16
11.20	Casting of Votes	16
11.21	Demand for Poll	17
11.22	Demand for Poll Not to Prevent Continuance of Meeting	17
11.23	Retention of Ballots and Proxies	17
11.24	Meeting by Telephone or Other Communications Medium	17

PART 12 VOTES OF SHAREHOLDERS		17
12.1	Number of Votes by Shareholder or by Shares	17
12.2	Votes of Persons in Representative Capacity	17
12.3	Votes by Joint Holders	18
12.4	Legal Personal Representatives as Joint Shareholders	18
12.5	Representative of a Corporate Shareholder	18
12.6	Proxy Provisions Do Not Apply to All Companies	18
12.7	Appointment of Proxy Holders	19
12.8	Alternate Proxy Holders	19
12.9	When Proxy Holder Need Not Be Shareholder	19
12.10	Deposit of Proxy	19
12.11	Validity of Proxy Vote	19
12.12	Form of Proxy	20
12.13	Revocation of Proxy	20
12.14	Revocation of Proxy Must Be Signed	20
12.15	Production of Evidence of Authority to Vote	21

PART 13 DIRECTORS		21
13.1	First Directors; Number of Directors	21
13.2	Change in Number of Directors	21
13.3	Directors' Acts Valid Despite Vacancy	21
13.4	Qualifications of Directors	22
13.5	Remuneration of Directors	22
13.6	Reimbursement of Expenses of Directors	22
13.7	Special Remuneration for Directors	22
13.8	Gratuity, Pension or Allowance on Retirement of Director	22

PART 14 ELECTION AND REMOVAL OF DIRECTORS		22
14.1	Election at Annual General Meeting	22
14.2	Consent to be a Director	22
14.3	Failure to Elect or Appoint Directors	23
14.4	Places of Retiring Directors Not Filled	23
14.5	Directors May Fill Casual Vacancies	23
14.6	Remaining Directors Power to Act	23
14.7	Shareholders May Fill Vacancies	23
14.8	Additional Directors	24
14.9	Ceasing to be a Director	24
14.10	Removal of Director by Shareholders	24
14.11	Removal of Director by Directors	24

PART 15 POWERS AND DUTIES OF DIRECTORS		24
15.1	Powers of Management	24

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15.2	Appointment of Attorney of Company	25

PART 16 DISCLOSURE OF INTEREST OF DIRECTORS		25
16.1	Obligation to Account for Profits	25
16.2	Restrictions on Voting by Reason of Interest	25
16.3	Interested Director Counted in Quorum	25
16.4	Disclosure of Conflict of Interest or Property	25
16.5	Director Holding Other Office in the Company	25
16.6	No Disqualification	26
16.7	Professional Services by Director or Officer	26
16.8	Director or Officer in Other Corporations	26

PART 17 PROCEEDINGS OF DIRECTORS		26
17.1	Meetings of Directors	26
17.2	Voting at Meetings	26
17.3	Chair of Meetings	26
17.4	Meetings by Telephone or Other Communications Medium	27
17.5	Calling of Meetings	27
17.6	Notice of Meetings	27
17.7	When Notice Not Required	27
17.8	Meeting Valid Despite Failure to Give Notice	27
17.9	Waiver of Notice of Meetings	27
17.10	Quorum	28
17.11	Validity of Acts Where Appointment Defective	28
17.12	Consent Resolutions in Writing	28

PART 18 EXECUTIVE AND OTHER COMMITTEES		28
18.1	Appointment and Powers of Executive Committee	28
18.2	Appointment and Powers of Other Committees	28
18.3	Obligations of Committees	29
18.4	Powers of Board	29
18.5	Committee Meetings	29

PART 19 OFFICERS		30
19.1	Directors May Appoint Officers	30
19.2	Functions, Duties and Powers of Officers	30
19.3	Qualifications	30
19.4	Remuneration and Terms of Appointment	30

PART 20 INDEMNIFICATION		30
20.1	Definitions	30
20.2	Mandatory Indemnification	31
20.3	Advance of Expenses	31
20.4	Indemnification of Other Persons	31
20.5	Non-Compliance with Business Corporations Act	31
20.6	Company May Purchase Insurance

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PART 21 DIVIDENDS		32
21.1	Payment of Dividends Subject to Special Rights	32
21.2	Declaration of Dividends	32
21.3	No Notice Required	32
21.4	Record Date	32
21.5	Manner of Paying Dividend	32
21.6	Settlement of Difficulties	32
21.7	When Dividend Payable	33
21.8	Dividends to be Paid in Accordance with Number of Shares	33
21.9	Receipt by Joint Shareholders	33
21.10	Dividend Bears No Interest	33
21.11	Fractional Dividends	33
21.12	Payment of Dividends	33
21.13	Capitalization of Surplus	33

PART 22 DOCUMENTS, RECORDS AND REPORTS		33
22.1	Recording of Financial Affairs	33
22.2	Inspection of Accounting Records	34

PART 23 NOTICES		34
23.1	Method of Giving Notice	34
23.2	Deemed Receipt of Mailing	35
23.3	Certificate of Sending	35
23.4	Notice to Joint Shareholders	35
23.5	Notice to Trustees	35

PART 24 SEAL AND EXECUTION OF DOCUMENTS		35
24.1	Who May Attest Seal	35
24.2	Sealing Copies	36
24.3	Mechanical Reproduction of Seal	36
24.4	Execution of Documents Generally	36

PART 25 PROHIBITIONS		36
25.1	Definitions	36
25.2	Application	37
25.3	Consent Required for Transfer of Shares or Designated Securities	37

PART 26 SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES		37
26.1	Issuable in Series	37
26.2	Number and Conditions	37
26.3	Series Parity	37
26.4	Class Priority	38
26.5	Restriction on Creation and Issuance of Shares	38
26.6	Approval of Holders of Preferred Shares as a Class and as a Series	38

Certificate of Incorporation No. BC0

BUSINESS CORPORATIONS ACT

ARTICLES

of

NOVAGOLD RESOURCES INC.

PART 1 INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

 "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"legal personal representative" means the personal or other legal representative of the shareholder;

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

"seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2
SHARES AND SHARE CERTIFICATES
2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgement
Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:
(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3
ISSUE OF SHARES

3.1 Directors Authorized
Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage
The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4
SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

PART 5
SHARE TRANSFERS
5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)
if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2 Form of Instrument of Transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6
TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PART 7
PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares
If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

PART 8
BORROWING POWERS

8.1 Borrowing Powers

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9
ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10
MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10. 9 Advance Notice of Meetings of Shareholders.

(a)	Nomination Procedures. Subject only to the Business Corporations Act, Applicable Securities Law and the Articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

	(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)
by any person (a "Nominating Shareholder") who (A) at the close of business on the date of the giving of the notice provided for in this Article 10.9 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 10.9.

(b)
Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company in accordance with this Article 10.9.

(c)	Manner of timely notice. To be timely, a Nominating Shareholder's notice must be given:

(i)
in the case of an annual general meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the "Notice Date") on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)
in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(d)	Proper form of notice. To be in proper written form, a Nominating Shareholder's notice must set forth:

(i)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(ii)
as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws,

References to "Nominating Shareholder" in this Article 10.9 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(e)
Other Information. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

(f)
Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(g)
Power of the chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(h)
Delivery of notice. Notwithstanding any other provision of these Articles, notice given to the secretary of the Company pursuant to this Article 10.9 may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)
Increase in number of directors to be elected. Notwithstanding any provisions in these Articles to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder's notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Company.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 10.9.

(k)	Definitions. For purposes of this Article 10.9,

(i)
"Affiliate", when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iii)
"Associate", when used to indicate a relationship with a specified person, shall mean (i) any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(iv)
"beneficially owns" or "beneficially owned" means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(v)	"close of business" means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada;

(vi)
"Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(vii)
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decision by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result.

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24 Meeting by Telephone or Other Communications Medium

A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

PART 12
VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity.

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

    (a)  for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)  if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre- existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A  proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _______________ .

Signed this ______ day of __________, _____.

_____________________________
(Signature of shareholder)

______________________________
(Name of shareholder - printed)

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5

12.15  Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13
DIRECTORS
13.1    First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors set under Article 14.4.

13.2    Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3    Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

	(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

	(c)	with respect to first directors, the designation is otherwise valid under the Business
Corporations Act.

14.3 Failure to Elect or Appoint Directors

If:

	(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

	(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

	(c)	the date on which his or her successor is elected or appointed; and

	(d)	the date on which he or she otherwise ceases to hold office under the Business
Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)  one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)  in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9 Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17
PROCEEDINGS OF DIRECTORS

17.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)  the chair of the board, if any;

(b)   in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)  any other director chosen by the directors if:

(i)  neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)  neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)  the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10 Quorum

The quorum necessary for the transaction of the business of the directors shall be a majority of the number of directors in office or, if the number of directors is set at one, shall be one director, and that director may constitute a meeting.

17.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors'
resolution.

18.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and
(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3 Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5 Committee Meetings

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19
OFFICERS

19.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20
INDEMNIFICATION

20.1 Definitions

In this Article 20:

(a)	"eligible party", in relation to a Company, means an individual who

(i) is or was a director or officer of the Company,

(ii) is or was a director or officer of another corporation (A) at a time when the corporation is or was an affiliate of the Company, or (B) at the request of the Company, or

    (iii)     at the request of the Company, is or was, or holds or held a position equivalent to that of, a director of officer of a partnership, trust, joint venture or other unincorporated entity, and includes, to the extent permitted by the Act, the heirs and personal or other legal representatives of that individual;

(b)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)	"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)	"expenses" has the meaning set out in the Business Corporations Act.

20.2 Mandatory Indemnification

Subject to the Business Corporations Act, the Company must indemnify an eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding, except to the extent that such expenses have been advanced in accordance with Section 20.3. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3 Advance of Expenses

Subject to the Business Corporations Act, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the eligible party will repay the amounts advanced.

20.4 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.5 Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21
DIVIDENDS

21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2 Declaration of Dividends

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 22
DOCUMENTS, RECORDS AND REPORTS

22.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23
NOTICES

23.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent or provided by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

	(i)	for a record mailed to a shareholder, the shareholder's registered address;

	(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

	(i)	for a record delivered to a shareholder, the shareholder's registered address;

(ii)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)
as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)
if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24
SEAL AND EXECUTION OF DOCUMENTS

24.1 Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)  any two directors;

(b)  any officer, together with any director;

(c)  if the Company only has one director, that director; or

(d)  any one or more directors or officers or persons as may be determined by the directors.

24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4 Execution of Documents Generally

The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

PART 25
PROHIBITIONS

25.1 Definitions

In this Article 25:

(a)	"designated security" means:

	(i)	a voting security of the Company;

(ii)
a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

	(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)	"security" has the meaning assigned in the Securities Act (British Columbia);

(c)	"voting security" means a security of the Company that:

(i) is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2 Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 26
SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES

26.1 Issuable in Series

The Preferred shares without par value (the "Preferred Shares") may at any time and from time to time be issued in one or more series as determined by the directors of the Company.

26.2 Number and Conditions

From time to time and at any time, the directors, by resolution, shall fix the number of shares that will form the particular series to be issued. Before the first shares of the particular series are issued, the directors, by resolution, shall determine the designation, priorities, preferences, rights, privileges, restrictions and conditions to attach to each particular series, including, but without in any way limiting or restricting the generality of the foregoing, the issue price, the rate, amount or method of calculation of dividends, whether such rate, amount or method of calculation of dividends shall be subject to changes or adjustments, whether dividends shall be cumulative or non-cumulative, the time and place of payment of dividends, the consideration for and terms and conditions (if any) of any purchase or cancellation, retraction or redemption thereof (including a provision that subsequent to the issue of a series the directors may provide additional dates upon which a holder may require the Company to redeem his shares), conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund, the restrictions (if any) respecting payment of dividends on any shares ranking junior to the Preferred Shares, the right (if any) to vote and the circumstances when the right to vote may be exercised, and the right (if any) to receive notices of and to attend meetings of shareholders. Subject to applicable securities legislation with respect to any necessary filings pursuant thereto, such resolution shall be the only authorization required to fix such designation, priorities, preferences, rights, privileges, restrictions and conditions to authorize such issuance, and no approval, sanction or confirmation of such resolution by the shareholders of the Company or otherwise shall be required.

26.3 Series Parity

Each series of Preferred Shares shall rank on a parity with every other series of Preferred Shares with respect to priority in payment of dividends and on return of capital on any distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. When any dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations (if any) in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full, provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

26.4 Class Priority

Each series of Preferred Shares shall be entitled to such preference over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares that the Company may be authorized to issue, with respect to priority in payment of dividends and on the return of capital, on the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, and such other preferences as may be determined by the directors, all as may be provided for by resolution of the directors referred to in Article 26.2 above.

26.5 Restriction on Creation and Issuance of Shares

The Company shall not, without the approval of the holders of the Preferred Shares, given pursuant to Article 26.6:

(i)	create or issue any shares ranking in priority to the Preferred Shares with respect to the payment of dividends and the return of capital on the distribution of assets of the
Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs; or

(ii)	create any other preferred shares ranking pari passu with the Preferred Shares with respect to the payment of dividends and the return of capital on the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, if the Company is in arrears in the payment of dividends on any outstanding Preferred Shares or on a class of shares ranking in priority to or pari passu with the Preferred Shares in respect to the payment of dividends.

26.6 Approval of Holders of Preferred Shares as a Class and as a Series

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as set forth in this Part 26 may be added to, changed or removed but only with the approval of the holders of the Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act. The rights, privileges, restrictions and conditions attaching to any series of the Preferred Shares as a series as determined by resolution or resolutions of directors (except the number of shares in a series which may be fixed from time to time by the directors) may be added to, changed or removed but only with the approval of the holders of the series given as hereinafter specified in addition to any other approval required by the Business Corporations Act.

The approval of the holders of the Preferred Shares or a series with respect to any matter may be given in such manner as may be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders of the Preferred Shares or a series, as the case may be, voting in respect of the matter at a meeting of such holders duly called for the purpose. The formalities to be observed in respect of the giving of notice of a meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the Business Corporations Act and prescribed in the Articles of the Company with respect to meetings of shareholders. On every poll taken at a meeting of holders of Preferred Shares each holder entitled to vote thereat shall have one vote in respect of each Preferred Share held by them.

__________________________________
Director of NovaGold Resources Inc.

DATED: _________________________, 2013.